Filed by UniFirst Corporation

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: UniFirst Corporation

(Commission File No.: 001-08504)

March 18, 2026

The following is a note from Steven Sintros, President and CEO of UniFirst to all UniFirst Partners:

To: All Team Partners

From: Office of the CEO

Subject: A Message from Cintas

Attachments:

•	Todd Letter to UNF Employees

Team Partners,

I am sharing the attached letter from Cintas’ CEO Todd Schneider, which includes a link to a brief video message. We are excited about the transaction we announced last week and think it is important that all our Team Partners hear from Todd directly about the opportunities for UniFirst Team Partners and the benefits of the combined company. If you lead a team that does not have access to email, please ensure that all Team Partners have the opportunity to view the video by the end of next week.

Thank you for everything you continue to do for our customers and for one another.

Sincerely,

Steven S. Sintros

President and CEO

The following is a note from Todd Schneider, Cintas President & CEO to all UniFirst Partners:

TO: All UniFirst Team Partners

CC: Steven Sintros

FROM: Todd Schneider

RE: A Message From Cintas President & CEO Todd Schneider

UniFirst Team Partners,

On behalf of everyone at Cintas, I want to reiterate how excited we are to bring our two companies together. I hope you will take a couple minutes to watch a short video message from me [insert link], where I express my enthusiasm for the future, initial details on what you can expect post-close and what I believe we can accomplish together.

Both of our companies have a dedication, professionalism and commitment to service excellence that enable us to deliver essential workday solutions to businesses and workers across North America every day. We look forward to welcoming the overwhelming majority of the UniFirst team to Cintas once the deal closes to build on the proud histories of both of our organizations. We’re confident that by coming together we’ll create new opportunities for our employees and deliver even more value to the customers we serve in an increasingly competitive market.

We will have more opportunities to be in touch in the months to come, but I will close by reiterating how excited I am about what this next chapter will bring as we move forward together.

All my best,

Todd Schneider

President and CEO, Cintas

The following is the transcript of the video message referenced in the note from Todd Schneider, President & CEO of Cintas to all UniFirst Partners:

Hello everyone, I’m Todd Scheider, President and CEO of Cintas.

By now you’ve heard about our plans to combine UniFirst and Cintas.

We’ve long admired the business that you’ve built. The extended courting process we’ve had with your leadership team, the Board and the Croatti family has only reinforced our belief that our two companies’ cultures are a great match.

Both the Croatti family and Cintas’ founding family, the Farmers, have built highly successful companies based on hard work and personal relationships.

Both organizations rank our people and our customers as really what makes us special.

The most important thing I want to tell you today is that on day one, you become a Cintas partner.

In a merger like this, all UniFirst team members become Cintas partners immediately and we honor your start date with UniFirst. Meaning for purposes of paid time off, 401(k), profit sharing, medical benefits and all benefits, we treat your start date with UniFirst as your start date with Cintas.

You may ask yourself, “does Cintas really need me?” But to put it simply, we don’t have a bench of people at Cintas to serve an additional 300,000 customers.

We need all kinds of talented people. If you’re an RSR, we need you to serve customers. If you’re a sales rep, we want to grow our business. We need your help. If you’re a divisional director of ops, we need the most talented people to run businesses.

And this is all separate from needing people to get products ready to be delivered to customers, which is incredibly important.

I thought it was really important that you hear all this directly from me as there has been and will be plenty of rumors in the marketplace that simply are not true.

Now integrating two businesses is never simple and change is always hard, but I’m simply asking that you give us a chance.

I think what you’ll find when we combine our organizations together, we’re going to be that much more successful.

But the most important resource in every single business is the people. The people take care of the customers, and without a customer you don’t have a business.

By joining forces, we’ll be better positioned to be highly successful and serve more customers, which will create more opportunities for the employee-partners involved in the business.

We’ve competed for years, and we’ll continue to do so until we’ve closed on our deal, but our companies have a lot more in common than you might think.

I’ll be back in touch as things progress, but in the meantime, take care of your customers and each other.

Thank you.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended (the “Securities Act of 1933”), which involve risks and uncertainties. Any statements about Cintas’, UniFirst’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “estimates,” “confident,” “continue,” “hope,” “likely,” “might,” “possible,” “potential,” “trend,” “anticipates,” “predicts,” “projects,” “plans,” “expects,” “intends,” “targets,” “forecasts,” “believes,” “seeks,” “could,” “should,” “may,” “will,” “strategy,” “objective,” and similar words, phrases or expressions or the negative versions thereof are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between Cintas and UniFirst (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Cintas and UniFirst; the outcome of any legal proceedings that may be instituted against Cintas or UniFirst; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Cintas and UniFirst operate; any failure to promptly and effectively integrate the businesses of Cintas and UniFirst; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Cintas’ or UniFirst’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by Cintas’ issuance of additional shares of its capital stock in connection with the Transaction; changes in the trading price of Cintas’ or UniFirst’s capital stock; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Cintas that could cause actual results to differ from those in forward-looking statements include, but are not limited to, the possibility of greater than anticipated operating costs including energy and fuel costs; lower sales volumes; loss of customers due to outsourcing trends; the performance and costs of integration of acquisitions; supply chain constraints and macroeconomic conditions, including inflationary pressures and higher interest rates; changes in global trade policies, tariffs, and other measures that could restrict international trade; fluctuations in costs of materials and labor, including increased medical costs; costs and possible effects of union organizing activities; failure to comply with government regulations concerning employment discrimination, employee pay and benefits and employee health and safety; the effect on operations of exchange rate fluctuations, and other political, economic and regulatory risks; uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation; Cintas’ ability to meet its aspirations relating to sustainability opportunities, improvements and efficiencies; the cost, results and ongoing assessment of internal controls over financial reporting; the effect of new accounting pronouncements; risks associated with cybersecurity threats, including disruptions caused by the inaccessibility of computer systems data and cybersecurity risk management; the initiation or outcome of litigation, investigations or other proceedings; higher assumed sourcing or distribution costs of products; the disruption of operations from catastrophic or extraordinary events including global health pandemics; the amount and timing of repurchases of Cintas’ common stock, if any; changes in global tax and labor laws; the reactions of competitors in terms of price and service; and the other risks and contingencies detailed in Cintas’ most recent Annual Report on Form 10-K and its other filings with the Securities and Exchange Commission (the “SEC”).

Additional important factors relating to UniFirst that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, uncertainties caused by an economic recession or other adverse economic conditions, including, without limitation, as a result of elevated inflation or interest rates or extraordinary events or circumstances such as geopolitical conflicts like the conflict between Russia and Ukraine and disruption in the Middle East, and their impact on UniFirst’s customers’ businesses and workforce levels; disruptions of UniFirst’s business and operations, including limitations on, or closures of, UniFirst’s facilities, or the business and operations of UniFirst’s customers or suppliers in connection with extraordinary events or circumstances; uncertainties regarding UniFirst’s ability to consummate acquisitions and successfully integrate acquired businesses, and the performance of such businesses; uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation; any adverse outcome of pending or future contingencies or claims; UniFirst’s ability to compete successfully without any significant degradation in UniFirst’s margin rates, seasonal and quarterly fluctuations in business levels; UniFirst’s ability to preserve positive labor relationships and avoid becoming the target of corporate labor unionization campaigns that could disrupt UniFirst’s business; the effect of currency fluctuations on UniFirst’s results of operations and financial condition; UniFirst’s dependence on third parties to supply UniFirst with raw materials, which such supply could be severely disrupted as a result of extraordinary events or circumstances such as the conflict between Russia and Ukraine; any loss of key management or other personnel; increased costs as a result of any changes in federal, state, international or other laws, rules and regulations or governmental interpretation of such laws, rules and regulations; uncertainties regarding, or adverse impacts from continued high price levels of natural gas, electricity, fuel and labor or increases in such costs; the negative effect on UniFirst’s business from sharply depressed oil and natural gas prices; the continuing increase in domestic healthcare costs, increased workers’ compensation claim costs, increased healthcare claim costs; UniFirst’s ability to retain and grow its customer base, demand and prices for UniFirst’s products and services; fluctuations in UniFirst’s nuclear business; political or other instability; supply chain disruption or infection among UniFirst’s employees in Mexico and Nicaragua where UniFirst’s principal garment manufacturing plants are located; UniFirst’s ability to properly and efficiently design, construct, implement and operate a new enterprise resource planning (“ERP”) computer system; interruptions or failures of UniFirst’s information technology systems, including as a result of cyber-attacks; additional professional and internal costs necessary for compliance with any changes in or additional SEC, NYSE and accounting or other rules; strikes and unemployment levels; UniFirst’s efforts to evaluate and potentially reduce internal costs; the impact of U.S. and foreign trade policies and tariffs or other impositions on imported goods on UniFirst’s business, results of operations and financial condition; UniFirst’s ability to successfully implement its business strategies and processes, including UniFirst’s capital allocation strategies; UniFirst’s ability to successfully remediate the material weakness in internal control over financial reporting disclosed in UniFirst’s Annual Report on Form 10-K for the fiscal year ended August 30, 2025, filed with the SEC on October 29, 2025, in an appropriate and timely matter or at all; and the other risks and contingencies detailed in UniFirst’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause Cintas’, UniFirst’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm Cintas’, UniFirst’s or the combined company’s results.

All forward-looking statements attributable to Cintas, UniFirst, or the combined company, or persons acting on Cintas’ or UniFirst’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and Cintas and UniFirst do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Cintas or UniFirst updates one or more forward-looking statements, no inference should be drawn that Cintas or UniFirst will make additional updates with respect to those or other forward-looking statements. Further information regarding Cintas, UniFirst and factors that could affect the forward-looking statements contained herein can be found in Cintas’ Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in UniFirst’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Information and Where to Find It

In connection with the Transaction, Cintas will file relevant materials with the SEC, including a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Cintas common stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of UniFirst that also constitutes a prospectus of Cintas. The definitive proxy statement/prospectus will be sent to the shareholders of UniFirst.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING CINTAS, UNIFIRST, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Cintas or UniFirst through the website maintained by the SEC at http://www.sec.gov or from Cintas at its website, https://www.cintas.com, or from UniFirst at its website, https://www.unifirst.com (information included on or accessible through either of Cintas’ or UniFirst’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Cintas, UniFirst, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the directors and executive officers of Cintas and their compensation and ownership of Cintas common stock is set forth under the headings “Election of Directors”, “Board’s Roles and Responsibilities”, “Board Committees and Meetings”, “Nonemployee Director Compensation”, “Director Compensation Table”, “Compensation Committee Report”, “Executive Compensation”, “Compensation Discussion and Analysis”, “Summary Compensation Table”, “Grants of Plan-Based Awards Table”, “Outstanding Equity Awards Table”, “Option Exercises and Stock Vested Table”, “Nonqualified Deferred Compensation”, “Potential Payments upon Termination, Retirement or Change in Control”, “CEO Pay Ratio”, “Pay Versus Performance”, “Approval, on an Advisory Basis, of Named Executive Officer Compensation”, “Principal Shareholders”, “Security Ownership of Director Nominees and Named Executive Officers” and “Related Party Transactions,” respectively, in the proxy statement for Cintas’ 2025 Annual Meeting of Shareholders, filed with the SEC on September  16, 2025; under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Cintas’ Annual Report on Form 10-K for the fiscal year ended May 31, 2025, filed with the SEC on July 28, 2025; in the supplemental information regarding the participants’ holdings of the Cintas’ securities can be found in SEC filings on Statements of Change in Ownership on Form 4 filed with the SEC on October  31, 2025 (available here), December  17, 2025 (available here, here and here), December  30, 2025 (available here), January  22, 2026 (available here) and January  30, 2026 (available here) for Robert E. Coletti; on October  31, 2025 for Joseph Scaminace (available here); on October  31, 2025 (available here), December  17, 2025 (available here and here) and January 22, 2026 (available here) for Karen L. Carnahan; on October  31, 2025 (available here), December  17, 2025 (available here and here) and January 22, 2026 (available here) for Melanie W. Barstad; on October 31, 2025 for Martin

Mucci (available here); on October  31, 2025 for Beverly K. Carmichael (available here); on October  31, 2025 (available here) and December  17, 2025 (available here, here, here, here and here) for Ronald W. Tysoe; and on December  30, 2025 (available here) and January  30, 2026 (available here) for Scott D. Farmer. Information about the interests of the directors and executive officers of UniFirst and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of UniFirst and their compensation and ownership of UniFirst common stock is set forth under the headings “Executive Compensation,” “Director Compensation – Fiscal 2025” and “Security Ownership of Management, Directors, Director Nominees and Principal Shareholders,” respectively, in UniFirst’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, filed with the SEC on November  24, 2025 under the heading “Security Ownership of Certain Beneficial Owners and management and Related Stockholder Matters” in UniFirst’s Annual Report on Form 10-K for the fiscal year ended August 30, 2025, filed with the SEC on October  29, 2025; in UniFirst’s Current Report on Form 8-K filed with the SEC on December 29, 2025; in the supplemental information regarding the participants’ holdings of the UniFirst’s securities can be found in SEC filings on Statements of Change in Ownership on Form 4 filed with the SEC on December 18, 2025 for Sergio A. Pupkin (available here); December  18, 2025 for Kelly C. Rooney (available here); December  18, 2025 for Steven S. Sintros (available here); December  18, 2025 for Cynthia Croatti (available here); December  18, 2025 for Matthew Croatti (available here); December  18, 2025 for Cecilia K. McKenney (available here); December  18, 2025 for Michael Iandoli (available here); December  18, 2025 for Joseph M. Nowicki (available here); December 18, 2025 and February  18, 2026 for David Martin Katz (available here and here, respectively); December 18, 2025 for Shane O’Connor (available here); December 18, 2025 and February 10, 2026 for William Masters Ross  (available here and here, respectively); January 7, 2026 for David A. DiFillippo (available here); and in other documents filed by UniFirst with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”